UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2010.
Commission File Number: 001-31221
Total number of pages: 8

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: May 14, 2010	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1.	Notice on Partial Amendments to the Articles of Incorporation

2.	Announcement of new management team

May 14, 2010
To whom it may concern
NTT DoCoMo, Inc.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Japan
Notice of Partial Amendments to Articles of Incorporation
NTT DoCoMo, Inc. (the “Company”) hereby notifies that its Board of Directors resolved on May 14, 2010, to submit the following proposal for partial amendments to the Company’s Articles of Incorporation to the 19th Ordinary General Meeting of Shareholders to be held on June 18, 2010:
1.	Reasons for Amending the Articles of Incorporation of the Company
(1)	It is proposed to amend Article 1 (Trade name) to align the English expression of the Company’s trade name with its English logo type.

(2)	To prepare for potential business deployment in the future, it is proposed to amend Article 2 (Purpose of business).
2.	Contents of Amendments to the Articles of Incorporation of the Company

The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:
(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed Amendments
(Trade name)	(Trade name)
Article 1	Article 1
1. The name of the Company shall be “Kabushiki Kaisha Enu Thi Thi Dokomo” and shall be rendered in English as “NTT DoCoMo, Inc.”	1. The name of the Company shall be “Kabushiki Kaisha Enu Thi Thi Dokomo” and shall be rendered in English as “NTT DOCOMO, INC.”

(Purpose)	(Purpose)
Article 2 (Omitted)	Article 2 (Same as present)
1-3. (Omitted)	1-3. (Same as present)
4. Planning, development, manufacturing, sale and lease of telecommunications system and peripheral equipment.	4. Planning, development, manufacturing, purchase, sale and lease of telecommunications system and peripheral equipment.
5-20. (Omitted)	5-20. (Same as present)

1

3.	Schedule
(1) Date of Ordinary General Meeting of Shareholders for Amendment to Articles of Incorporation:
June 18, 2010
(2) Effective Date of Amendment to the Articles of Incorporations:
June 18, 2010

2

NTT DoCoMo, Inc.
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan
For Immediate Release
NTT DOCOMO Announces New Management Team
TOKYO, JAPAN, May 14, 2010 — NTT DOCOMO, INC. announced today that its board of directors has met and proposed the following changes in executive positions for official approval at the shareholders and board of directors meetings scheduled on June 18, 2010.
1.	New Members of the Board of Directors (candidates)

(Name)	(Current Position)
Akio Oshima	Executive Vice President Managing Director of Corporate Marketing Division
Fumio Iwasaki	Senior Vice President Managing Director of Kyushu Regional Office
2.	New Senior Vice Presidents (candidates)

(Name)	(Current Position)
Mitoshi Hirokane	Managing Director of Strategic Marketing Department
Hiroshi Sawada	Managing Director of Core Network Development Department
Kiyohiro Omatsuzawa	Managing Director of Procurement and Supply Department
Kazunori Yamamoto	Managing Director of Sales Promotion Department
3.	Resigning Members of the Board of Directors

(Name)	(Current Position)
Harunari Futatsugi	Executive Vice President Member of the Board of Directors [expected to join Multimedia Broadcasting, Inc.]
Masao Nakamura	Member of the Board of Directors Corporate Advisor [expected to become Corporate Advisor]

4.	Resigning Senior Vice Presidents

(Name)	(Current Position)
Shozo Nishimura	Executive Vice President [expected to become Advisor]
Haruhide Nakayama	Executive Vice President
Tadashi Kitamura	Senior Vice President [expected to join DOCOMO Service Tokai Inc.]
Tetsuya Suzuki	Senior Vice President [expected to join DOCOMO Mobile Inc.]
5.	Expected Executive Positions and Organizational Responsibilities as of June 18, 2010

Position(s)	Name	Organizational Responsibilities
President and Chief Executive Officer Member of the Board of Directors	Ryuji Yamada
Senior Executive Vice President Member of the Board of Directors	Kiyoyuki Tsujimura	Responsible for: - Multimedia Services - Technology
Senior Executive Vice President Member of the Board of Directors	Masatoshi Suzuki	Responsible for: - Global Business - Corporate
Senior Executive Vice President Member of the Board of Directors	Hiroshi Matsui	Responsible for: - CSR - Branches in Kanto and Koshinetsu areas
Executive Vice President Member of the Board of Directors	Bunya Kumagai	Responsible for: - Consumer Sales
Executive Vice President Chief Financial Officer Member of the Board of Directors	Kazuto Tsubouchi	Managing Director of Accounts and Finance Department Responsible for: - Business Alliance Department
Executive Vice President Member of the Board of Directors	Kaoru Kato	Managing Director of Corporate Strategy & Planning Department

Position(s)	Name	Organizational Responsibilities
Executive Vice President Chief Technical Officer Member of the Board of Directors	Mitsunobu Komori	Managing Director of R&D Center
Executive Vice President Member of the Board of Directors	Akio Oshima	Managing Director of Corporate Marketing Division
Executive Vice President Member of the Board of Directors	Fumio Iwasaki	Responsible for: - Network
Senior Vice President Member of the Board of Directors	Takashi Tanaka	Managing Director of Human Resources Management Department
Senior Vice President Member of the Board of Directors	Katsuhiro Nakamura	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department
Member of the Board of Directors	Hiroshi Tsujigami	—
Executive Vice President	Toru Kobayashi	Managing Director of Tokai Regional Office
Executive Vice President	Kiyoshi Tokuhiro	Managing Director of Kansai Regional Office
Executive Vice President	Yoshiyuki Takeda	Deputy Managing Director of R&D Center
Senior Vice President	Hiroaki Nishioka	Managing Director of Hokkaido Regional Office
Senior Vice President	Yuji Araki	Managing Director of Tohoku Regional Office
Senior Vice President	Mitoshi Hirokane	Managing Director of Hokuriku Regional Office
Senior Vice President	Akiko Ide	Managing Director of Chugoku Regional Office
Senior Vice President	Masaaki Sado	Managing Director of Shikoku Regional Office
Senior Vice President	Toshinari Kunieda	Managing Director of Kyushu Regional Office
Senior Vice President	Yasuhiro Taguchi	General Manager, Kanagawa Branch
Senior Vice President	Seizo Onoe	Managing Director of R&D Strategy Department

Position(s)	Name	Organizational Responsibilities
Senior Vice President	Hiroshi Sawada	Managing Director of Core Network Development Department
Senior Vice President	Kiyohito Nagata	Managing Director of Strategic Marketing Department Responsible for: - Product Business Strategy
Senior Vice President	Hiroyasu Asami	Managing Director of Consumer Services Department
Senior Vice President	Tomohiro Kurosawa	Managing Director of Communication Device Support Department
Senior Vice President	Kazunori Yamamoto	Managing Director of Sales Promotion Department
Senior Vice President	Tsutomu Shindou	Managing Director of Corporate Marketing Department I
Senior Vice President	Kazuhiro Yoshizawa	Managing Director of Corporate Marketing Department II
Senior Vice President	Masaki Yoshikawa	Managing Director of Credit Card Business Division
Senior Vice President	Seiji Nishikawa	Managing Director of Information Systems Department
Senior Vice President	Kiyohiro Omatsuzawa	Managing Director of Procurement and Supply Department
Senior Vice President	Tooru Azumi	Managing Director of Business Process Improvement Office
Senior Vice President	Yoshikiyo Sakai	Managing Director of Public Relations Department Deputy Managing Director of Mobile Society Research Institute

Position(s)	Name

Full-time Corporate Auditor	Kenichi Aoki
Full-time Corporate Auditor	Shunichi Tamari
Full-time Corporate Auditor	Yoshitaka Makitani
Full-time Corporate Auditor	Kyouichi Yoshizawa
Corporate Auditor	Takaaki Wakasugi

For further information, please contact:
    Shoichiro Kaneko or Takeshi Muroi
    International PR
    Public Relations Department
    Tel: +81-3-5156-1366
    Fax: +81-3-5501-3408
    Website: www.nttdocomo.com
    Inquiries may also be made through the following URL:
    http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile operator and provider of advanced mobile services. The company serves over 56 million customers in Japan, including 49 million using i-mode™, the world’s most popular mobile e-mail/Internet platform, and 53 million using FOMA™, the world’s original 3G mobile service based on W-CDMA. As a leader in the development of cutting-edge mobile technologies, DOCOMO is continually expanding the role of mobile phones as versatile and highly personalized “lifestyle tools” for everyday life, including with a wide range of innovative services for mobile payments, GPS, mobile TV, multimedia content and much more. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
FOMA and i-mode are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries.
FOMA service is only available in Japan.